Filed by Oi S.A.

Pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO THE (1) THE PROPOSED CAPITAL INCREASE AND RELATED PUBLIC OFFERING OF COMMON SHARES AND PREFERRED SHARES BY OI S.A. (“OI”), (2) THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN EITHER TELEMAR PARTICIPAÇÕES S.A. OR ANOTHER COMPANY CONSTITUTED FOR THIS PURPOSE (“CORPCO”), AND OI, AND (3) THE PROPOSED MERGER (INCORPORAÇÃO) OF PORTUGAL TELECOM SGPS S.A. (“PORTUGAL TELECOM”) WITH AND INTO CORPCO.

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Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed merger of shares (incorporação de ações) between CorpCo and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom with and into CorpCo.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TelPart, Oi, Portugal Telecom or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TelPart, Oi, Portugal Telecom or CorpCo makes on related subjects in reports and communications TelPart, Oi, Portugal Telecom or CorpCo file with the SEC.

Frequently Asked Questions

1.	What is the strategic rationale for the transaction?

The merger is the natural fulfilment of the industrial alliance established in 2010 between PT and Oi. The combination of PT and Oi will create a leading telecom operator with operations covering a population of c.260m people and c.100m subscribers. The merger will consolidate the position of both companies as the leading operator for Portuguese-speaking countries with leadership positions in all markets where it operates. The combined company will aim to achieve significant economies of scale, maximise operational synergies and add value for its shareholders, customers and employees.

CorpCo will operate in strategic markets and benefit from compelling growth prospects in Brazil and mature operations in Portugal geared for economic recovery.

The business combination will enhance the implementation of strategic initiatives already underway, where PT and Oi have been sharing expertise and know-how in areas such as product development, customer care, engineering, operations and IT.

2.	What does this transaction involve?

The transaction envisages:

(a)	An Oi capital increase in the targeted amount of R$ 14.1 billion (Euro 4.7 billion) structured as a public offering of common shares and preferred shares of Oi, of which a target of R$ 8.0 billion (Euro 2.7 billion) is expected to be subscribed in cash and approximately R$ 6.1 billion (Euro 2.0 billion) is expected to be subscribed by PT in kind, at the same price per share, through the contribution of certain PT assets (the “PT Assets”);

(b)	AG, LF and TelPart will be capitalized with the resources needed to repay their indebtedness;

(c)	Exchange of PT’s shares in CTX and Contax for shares of AG Tel and LF Tel, which at that time will have only Oi and Tpart shares;

(d)	Merger of PASA into AG Tel, EDSP75 into LF Tel, and the subsequent merger of AG Tel, LF Tel and Bratel into Tpart. Following this step, Tpart will only own Oi shares and will be free of debt or will have cash or cash equivalents to repay its debts;

(e)	Listing of CorpCo shares on the Novo Mercado segment of the BM&FBOVESPA, upon which the existing shareholder agreements would terminate, and the incorporation of Oi shares into CorpCo, so that Oi becomes a fully owned subsidiary of CorpCo. Each Oi common share will receive 1 new common share of CorpCo, and each Oi preferred share will receive 0.9211 new common share of CorpCo. The exchange ratios have been determined based on the VWAP of Oi common and preferred shares over the period of the last 30 calendar days;

(f)	Merger of PT into CorpCo, with CorpCo to be the surviving company. At the time of its merger into CorpCo PT will be free of liabilities and will have no material assets other than the CorpCo shares;

(g)	As a result of the above mentioned steps PT shareholders will receive a number of CorpCo shares equivalent to the number of CorpCo shares then held by PT.

Upon completion, CorpCo shares will be listed on the Novo Mercado segment of BM&FBOVESPA, on the NYSE Euronext Lisbon and on the NYSE.

3.	Are there any synergies as a result of the transaction?

The combined entity will focus on achieving operational excellence. A clear action plan has been prepared aiming to integrate areas yielding incremental efficiencies, including the appointment of teams to monetize synergies and address existing operational challenges.

The combination of PT and Oi is expected to generate synergies estimated to have a NPV of R$5.5Bn (Euro 1.8Bn).

4.	What is the expected timeline?

Closing of the proposed transaction is anticipated in H1 2014.

5.	Why are you raising R$8Bn and what happens if you can’t raise the full amount?

As part of the transaction Oi will undertake a cash capital increase, structured as a public offering of common shares and preferred shares of Oi in proportion to the current ratio between the common and preferred shares of Oi issued and outstanding, with a target capital raise of R$8.0Bn (Euro 2.7Bn). The Oi cash capital increase is conditional upon the full subscription of a minimum of R$7.0Bn (Euro 2.3Bn).

The proceeds of the cash capital increase will be used to improve the balance sheet flexibility of CorpCo.

Shareholders of Tpart and an investment vehicle managed by Banco BTG Pactual will subscribe approximately R$2.0Bn (Euro 0.7Bn) of the cash capital increase.

At completion, post the incorporation of Oi shares into CorpCo, and assuming the targeted capital increase of R$8Bn (Euro 2.7Bn) at Oi’s last 30 calendar day VWAP (R$4.36 or Euro 1.45 per share), the PT shareholders will own c. 38.1% of the total voting and outstanding capital of CorpCo.

PT may elect not to subscribe the Oi capital increase if the percentage participation of the PT shareholders in CorpCo after the Oi capital increase is equal to or less than 36.6% of the total capital of CorpCo on a fully diluted basis pro forma to the incorporation of Oi shares by CorpCo. Additionally, Tpart will not be obliged to consummate the business combination if the percentage participation of the PT shareholders in CorpCo after the Oi capital increase is greater than 39.6% of the total capital of CorpCo on a fully diluted basis pro forma for the incorporation of Oi shares by CorpCo.

6.	What are the conditions precedent to the transaction?

In addition to the conditions described above, the consummation of the Transactions, as well as all other corporate transactions linked to the Transactions, are subject to the implementation of various conditions, including the approval of the transactions that may be agreed among the parties to the Memorandum of Understanding by the competent governing bodies of each such party, the obtaining of legal and regulatory authorizations, consents of creditors and third parties, the valid and final consummation of the Oi Capital Increase, and the agreement of the parties to the definitive transaction agreements of the Transactions.

7.	What will be the governance of CorpCo?

Zeinal Bava, CEO of Portugal Telecom from 2008 to 2013 and the current CEO of Oi and PT Portugal, will be the CEO of CorpCo and its subsidiaries.

As part of the merger, CorpCo intends to be listed on the Novo Mercado segment of BM&FBovespa, on the NYSE Euronext Lisbon and on the NYSE, and implement best-in-class corporate governance with one class of shares with equal voting and dividend rights for all shareholders. The Board of Directors for the first three-year term of office will be composed by the following members:

Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos de Almeida e Vasconcellos, Rafael Luís Mora Funes, Renato Torres de Faria e Sergio Franklin Quintella. José Mauro Mettrau Carneiro da Cunha and Henrique Manuel Fusco Granadeiro will be Chairman and Vice-Chairman of the Board of Directors, respectively.

8.	What will the financial profile of CorpCo look like?

Based on 2012 reported full year financials for PT and Oi, CorpCo had pro forma Revenues of R$37.5 Bn (Euro 12.4Bn), EBITDA of R$12.8 Bn (Euro 4.2Bn) and Operating Cash Flow of R$4.2Bn (Euro 1.4Bn). Pro forma for the targeted R$8.0Bn (Euro 2.7Bn) capital increase CorpCo net debt was R$41.2Bn (Euro 13.7bn), as of 30 June 2013.

9.	Where will CorpCo’s shares trade post completion?

As part of the merger, CorpCo intends to be listed on the Novo Mercado segment of BM&FBovespa, on the NYSE Euronext Lisbon and on the NYSE.

Important Notice:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

In connection with the proposed capital increase of Oi, the proposed merger of shares between the surviving entity in the proposed business combination (“CorpCo”) and Oi, and the proposed merger of Portugal Telecom with and into CorpCo (collectively, the “Business Combination”), CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Portugal Telecom and/or Oi, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination. We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom or Oi.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

Forward-Looking Statements

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.